Exhibit 12.1
GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months	Six Months
	ended	ended	Year ended December 31,
	June 30,	June 30,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except ratios)
Earnings:
Income (loss) from continuing operations before income taxes	$(23,755)	$17,555	$14,419	$(37,554)	$(3,606)	$(7,768)	$(6,771)
Plus: fixed charges	4,846	2,197	7,845	2,359	1,110	1,051	985

Earnings available for fixed charges	$(18,909)	$19,752	$22,264	$(35,195)	$(2,496)	$(6,717)	$(5,786)

Fixed Charges:
Interest expense	$4,846	$2,197	$7,845	$2,359	$1,110	$1,051	$985

Total fixed charges	$4,846	$2,197	$7,845	$2,359	$1,110	$1,051	$985

Ratio of Earnings to Fixed Charges	(a )	8.99	2.84	(b )	(c )	(d )	(e )

(a)	Earnings for the six months ended June 30, 2007 were inadequate to cover fixed charges. The coverage deficiency was $23,755 thousand.

(b)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiencywas $37,554 thousand.

(c)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $3,606 thousand.

(d)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $7,768 thousand.

(e)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was $6,771 thousand.